As filed with the Securities and Exchange Commission on May 16, 2003


                                                                    File No. 70-

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                  --------------------------------------------
                              FORM U-1 APPLICATION
                                      UNDER
                 THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                  --------------------------------------------

                             Sempra Energy Resources
                                 101 Ash Street
                               San Diego, CA 92101


               (Name of company or companies filing this statement
                   and address of principal executive offices)
                  --------------------------------------------

Daniel A. King                                        Steve Case
Sempra Energy                                         Sempra Energy
Law Department                                        Law Department
101 Ash Street  HQ13                                  101 Ash Street  HQ12
San Diego, CA  92101-3017                             San Diego, CA  92101-3017
(619) 696-4350                                        (619) 696-5020
(619) 699-5027  (facsimile)                           (619) 696-4488 (facsimile)
daking@sempra.com                                     scase@sempra.com

                   (Name and addresses of agents for service)
                  --------------------------------------------
        The Commission is requested to send copies of all notices, orders and communications in connection with this Application to:

Glenn J. Berger
Paul Silverman
William C. Weeden
Skadden, Arps, Slate,
Meagher & Flom LLP
1440 New York Avenue, N.W.
Washington, D.C.  20005

               APPLICATION FOR ORDER DECLARING THAT SEMPRA ENERGY
                  RESOURCES IS NOT AN ELECTRIC UTILITY COMPANY
                        PURSUANT TO SECTION 2(a)(3)(A) OF
                 THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                 Introduction and Request For Commission Action

     Sempra Energy Resources ("SER") seeks in this Application an order of the Securities and Commission and Exchange Commission ("Commission") pursuant to
Section 2(a)(3)(A) of the Public Utility Holding Company Act of 1935, as amended (the "Act"), declaring SER not to be an electric utility company, as defined in
Section 2(a)(3) SER will for a brief period directly own a leasehold interest in and operate facilities used to generate and transmit electric energy for sale. However, as required by Section 2(a)(3)(A), SER is primarily engaged in one or more businesses other than that of an electric utility company and will sell only a small amount of electric energy using these generation and transmission facilities. SER will transfer its interest in the electric generation facilities in question and associated interconnecting transmission facilities to another entity upon the issuance of necessary approvals from the Federal Energy Regulatory Commission ("FERC"). SER thus requires the exemption it seeks in this Application only on a temporary basis.

Item 1. Description of Proposed Transaction
        -----------------------------------

     SER is a wholly-owned subsidiary of Sempra Energy Solutions, a wholly-owned subsidiary of Sempra Energy Global Enterprises, which, in turn, is wholly owned by Sempra Energy ("Sempra"), a California holding company exempt from regulation under section 3(a)(1) of the Act.1 Sempra has four public utility company subsidiaries, San Diego Gas & Electric Company, Southern California Gas Company, Frontier Energy LLC, and Bangor Gas Company LLC.

     SER develops and acquires power plants for the competitive market. All of these projects are owned and operated by subsidiaries and affiliates of SER that are exempt wholesale generators ("EWGs") under Section 32 of the Act. SER also engages in substantial power marketing and other non-utility energy-related activities. It has entered a 10-year, 4-month contract with the California Department of Water Resources under which SER will sell up to 1,900 megawatts ("MW") of electric energy from its projects, market sources and/or a combination of its projects and market sources.

     Among the projects SER is developing is the Mesquite Power Project located near Phoenix, Arizona (the "Mesquite Project"). The Mesquite Project is comprised of generating facilities with a capacity of approximately 1,250 MW and associated transmission facilities used to interconnect the project with the transmission grid. It is nominally owned by Wells Fargo Bank Northwest, N.A., as trustee under a synthetic lease financing arrangement with several commercial lenders. The interests these companies hold in the Mesquite Project are entirely

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1       Sempra Energy, Holding Co. Act Release No. 27095 (Oct. 25, 1999).

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

passive. SER is the project lessee under the synthetic lease arrangement. SER intends to transfer its leasehold interest in the Mesquite Project to its wholly-owned subsidiary, Mesquite Power, LLC ("Mesquite Power"), an EWG.2 Included among the assets that comprise the leasehold interest are two step-up transformers that become FERC jurisdictional once they are placed in service. Accordingly, SER and Mesquite Power are seeking approval from FERC under Section 203 of the Federal Power Act to effectuate the intracorporate transfer of those limited jurisdictional assets.3 However, SER expects that the Mesquite Project will begin commercial operations on or about May 21, 2003, and it is unlikely that the necessary FERC approval will have been received by that time. SER expects to receive the FERC approval in due course and anticipates that it will serve as both lessee and operator of the Mesquite Project for a period not to exceed one month.

Item 2. Fees, Commissions and Expenses
        ------------------------------

     SER will state the estimated fees, commissions and expenses to be paid or incurred in connection with the proposed transactions in an amendment to this Application.

Item 3. Applicable Statutory Provisions
        -------------------------------

     Section 2(a)(3)(A) of the Act provides that the Commission may declare that a company which owns or operates electric utility facilities is not an "electric utility company" if it finds that "such company is primarily engaged in one or more businesses other than the business of an electric utility company, and by reason of the small amount of electric energy sold by such company it is not necessary in the public interest or for the protection of investors or consumers that such company be considered an electric utility company [under the Act]." Rule 10(a)(1) under the Act exempts from the duties and obligations imposed upon a "holding company," as defined in Section 2(a)(7) of the Act, any company which has a subsidiary a company declared not to be an electric utility company pursuant to Section 2(a)(3).4

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2    Mesquite Power, LLC, 94 FERC P. 62,235 (2001) (determining Mesquite Power to be an EWG). SER owns Mesquite Power through its wholly-owned subsidiary SEP II, the sole member in Mesquite Power.

3 See Application for Expedited Consideration of Intracorporate Transfer filed in FERC Docket No. EC03-88-000 on May 12, 2003.

4 Section 2(a)(3) also provides that the Commission may as a condition to an order under Section 2(a)(3)(A) "require application to be made periodically for a renewal of such order, and may require the filing of such periodic or special reports regarding the business of the company as the Commission may find necessary or appropriate to insure that such company continues to be entitled to such exemption during the period for which such order is effective." SER expects to need an exemption under Section 2(a)(3)(A) for a brief period not to exceed one month. It therefore believes that any such requirements would serve no purpose in this case.

     SER clearly meets the requirements set forth in Section 2(a)(3)(A). First, it is engaged in one or more businesses other than the business of an electric utility company, as defined in Section 2(a)(3) of the Act. Specifically, SER engages in energy project development, ownership of power producers that are not public utility companies under the Act, extensive marketing of electric power, and purchases and sales of other energy-related products. None of these activities would subject an entity to regulation as either an electric utility company or a holding company under the Act. The Commission has taken the position in a series of no-action letters that the paper assets owned by power marketers do not constitute electric utility facilities and that power trading does not by itself make an entity an electric utility company under the Act.5 In addition, Commission Rule 58(b)(1)(v) under the Act treats power marketing as a non-utility energy-related business. Other than the Mesquite Project upon commencement of commercial operations, SER neither owns, operates nor will own or operate any facilities that would cause it to become an electric utility company.6 Therefore, while SER engages in an extensive array of energy-related activities, none of these activities cause it to become an electric utility company. It thus is primarily engaged in one or more businesses other than that of an electric utility company.

     Secondly, SER will sell a small amount of electricity using the Mesquite Project during the period that it will operate the Mesquite Project. SER expects that during this period its revenues from sales of electricity generated by the Mesquite Project will be approximately $10 million. On the other hand, SER had approximately $322 million in operating revenues in 2002 and expects to have operating revenues for 2003 of approximately $500 million. Its expected power sales thus will be approximately 3.1 percent of its known 2002 operating revenues and approximately 2 percent of its expected 2003 operating revenues. The Commission has not established a test for what constitutes a small amount of

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5    See, e.g., Enron Power Marketing, Inc., SEC No-Action Letter (Jan. 5,
     1994); EML Power LLC, SEC No-Action Letter (Nov. 12, 1999).

6 While the Mesquite Project is an eligible facility, as defined in Section 32(a)(2) of the Act, and while a number of the activities that SER engages in may under FERC precedent qualify as allowable EWG incidental activities, it is SER's understanding, based on FERC precedent and discussions with FERC staff that FERC would be unlikely to grant EWG status to SER at this time because its energy-related activities qualitatively and quantitatively go beyond the scope of allowable incidental activities, such as power marketing operations, purchase and resale of transmission capacity and financial instruments and certain gas sales, in each case, unrelated to the eligible facilities in which it owns an interest. For this reason, Section 32(i) of the Act does not apply to the Commission action requested in this Application.

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
electricity in this context, but this amount is consistent with existing Commission precedent.7

     Finally, it should be noted that SER's exemption would be of limited duration. Once the necessary FERC approval has been obtained, and the Mesquite Project is transferred to Mesquite Power, SER will no longer need to retain the exemption it seeks in this Application. The Commission has indicated that the limited duration of an exemption can be a consideration that supports the granting of an exemption under Section 2(a)(3)(A).8

     For all these reasons, SER qualifies for an exemption under Section 2(a)(3)(A) of the Act.

Item 4. Regulatory Approval
        -------------------

     SER requires no other regulatory approvals that are relevant to the subject matter of this Application.

Item 5. Procedure
        ---------

     SER respectfully requests that the Commission issue and publish not later than June 20, 2003 the requisite notice under Rule 23 with respect to the filing of this Application, such notice to specify a date not later than July 8, 2003 by which comments may be entered and a date not later than August 8, 2003 as a date after which an order of the Commission granting this Application may be entered by the Commission.

     SER hereby (i) waives a recommended decision by a hearing officer, (ii) waives a recommended decision by any other responsible officer or the Commission, (iii) consents that the Division of Investment Management may assist in the preparation of the Commission's decision, and (iv) waives a 30-day waiting period between the issuance of the Commission's order and the date on which it is to become effective.






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7    See Theo H. Davies & Co., LTD., Holding Co. Act Release No. 21340 (granting an exemption under Section 2(a)(3)(A) where power sales equaled 4.4 percent of the applicant's operating revenues).

8 See Cool Water Coal Gasification Program, Holding Co. Act Release No. 21608 (June 9, 1980).


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
Item 6. Exhibits and Financial Statements
        ---------------------------------

     The following exhibits and financial statements are filed as a part of this
Application:

         (a)      Exhibits

A-1      Articles of Incorporation of SER.*

B        Not applicable.

C        Not applicable.

D        Not applicable

E        Not applicable.

F-1      Opinion of SER counsel.*

G        Form of Notice.

         (b)      Financial Statements

FS-1    SER Consolidated Statement of Income for the year ended March 31, 2003.*

FS-2     SER Consolidated Balance Sheet as of March 31, 2003.*

Item 7. Information as to Environmental Effects
        ---------------------------------------

     (a) The issuance of an order by the Commission with respect to the proposed exemption will not constitute a major federal action significantly affecting the quality of the human environment.

     (b) No other federal agency has prepared or is preparing an environmental impact statement with regard to the proposed transactions.




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*       To be filed by amendment.

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



                                    SIGNATURE
                                    ---------

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this Application to be signed on its behalf by the undersigned thereunto duly authorized.

                                            Sempra Energy Resources


                                            By:      /s/ Michael R. Niggli
                                                     ---------------------------
                                                     Name:    Michael R. Niggli
                                                     Title:   President

Date:  May 16, 2003


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